

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Via Email

Wei Guo
Chief Executive Officer
Beyond Golden Holdings Limited
35/F Central Plaza
18 Harbour Road
Wanchai, Hong Kong

> **Re:** **Beyond Golden Holdings Limited**
> **Registration Statement on Form 20-F**
> **Filed February 10, 2011**
> **File No. 000-540241**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law sixty days from the date you filed it and that you will then be responsible for filing reports required by Section 13 and other sections of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Item 5. Operating and Financial Review and Prospects, page 9

A. Operating Results, page 9

2.   We note your disclosure on page 9, which states that "[i]f and when funds are required for [y]our operations, Mr. Guo, [y]our President and sole beneficial shareholder, may provide the necessary funds or may approach other potential investors to obtain the necessary funds." There is similar disclosure elsewhere in the registration statement, such as on pages 2, 3, and 10. Such disclosure appears to be inconsistent with your disclosure on pages F-10 and F-19, which states that while you are attempting to find an acquisition company, management intends to raise additional funds by way of a public or private offering and that your ability to continue as a going concern is dependent upon "rais[ing] additional funds to support the Company's daily operations." Please revise your disclosure so it is consistent.

Item 7. Major Shareholders and Related Party Transactions, page 13

3.   Please provide background information of the events leading to the transfer of 50,000 outstanding shares of your common stock from Mr. Lindley to Eternal City Investments Ltd., which is owned by Mr. Guo, for no apparent consideration.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Robert Brantl, Esq.